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
                                            UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C. 20549


                                             SCHEDULE 13D
                              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                       (AMENDMENT NO. _______)*


                                      Western Water Company
                             4660 La Jolla Village Drive, Suite 825
                                      San Diego, CA  92122
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                                        (Name of Issuer)

                                  Common Stock, $.001 Par Value
---------------------------------------------------------------------------------------
                                 (Title of Class of Securities)

                                           959881 10 3
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                                         (CUSIP Number)

                                         Gary S. Mendoza
                                       Riordan & McKinzie
                               300 South Grand Avenue, Suite 2900
                                     Los Angeles, CA  90071
                                         (213) 629-4824
--------------------------------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                        October 27, 1998
--------------------------------------------------------------------------------------------------------
                     (Date of Event which Requires Filing of this Statement)
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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




CUSIP No.
No.

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
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        INTERAGUA, SERVICIOS INTEGRALES DEL AGUA, S.A.
        SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A.
-------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   X

        (b)
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   3.   SEC Use Only
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   4.   Source of Funds (See Instructions)  WC, BK
-------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(c)
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   6.   Citizenship or Place of Organization    SPAIN, IN EACH CASE
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Number of      7.     Sole Voting Power
Shares        -----------------------------------------------------------------
Beneficially   8.     Shared Voting Power         1,112,347
Owned by      -----------------------------------------------------------------
Each           9.     Sole Dispositive Power
Reporting     -----------------------------------------------------------------
Person With   10.     Shared Dispositive Power    1,112,347
-------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,112,347
-------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        (See Instructions)
-------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)      11.9
-------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

              CO, IN EACH CASE
              -----------------------------------------------------------------

              -----------------------------------------------------------------

              -----------------------------------------------------------------

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



 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            11/06/98
-------------------------------------------------------------------------------
Date

            /s/  ANGEL SIMON GRIMALDOS
            /s/  JUAN RAS
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Signature

      ANGEL SIMON GRIMALDOS, GENERAL MANAGER, INTERAGUA,
                             SERVICIOS INTEGRALES DEL AGUA, S.A.

      JUAN RAS, DIRECTOR GENERAL, SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A.
-------------------------------------------------------------------------------
 Name/Title


 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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                              STATEMENT ON SCHEDULE 13D
                              -------------------------

ITEM 1    SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock") of Western Water Company, a Delaware corporation (the "Issuer"), whose principal executive office is located at 4660 La Jolla Village Drive, Suite 825, San Diego, CA 92122.

ITEM 2    IDENTITY AND BACKGROUND

     This Statement is filed on behalf of Interagua, Servicios Integrales del Agua, S.A. ("Interagua"), a Spanish corporation whose principal executive office is located at Principe de Vergara 110, 28002 Madrid, Spain, and on behalf of Sociedad General de Aguas de Barcelona, S.A. ("Agbar"), a Spanish corporation whose principal executive office is located at Paseo de San Juan, 39, 08009 Barcelona, Spain. Agbar controls Interagua and owns 50% of Interagua's outstanding equity securities. Interagua is engaged principally in the business of treating and distributing water. Agbar is engaged principally in the retail distribution of water.

     Exhibit 1, attached hereto, sets forth the identity, business address, principal occupation and citizenship of each executive officer and director of Interagua. Exhibit 2, attached hereto, sets forth the identity, business address, principal occupation and citizenship of each executive officer and director of Agbar. During the last five years, neither Interagua, Agbar nor any or their respective executive officers or directors has been convicted in any criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (ii) finding any violation with respect to such laws.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 27, 1998, Interagua purchased 10,000 shares of the Issuer's Series D Convertible Redeemable Preferred Stock, par value $.001 per share (the "Series D Preferred") for an aggregate cash purchase price of $10,000,000. Of the total purchase price, $2,900,000 of the necessary proceeds was provided by Interagua's available working capital. The balance of the purchase proceeds ($7,100,000) was obtained under an available credit facility that Interagua has established with Banco Espanol de Credito, S.A., a Spanish corporation whose principal executive office is located at C/ Alcala 14, 28014, Madrid, Spain. This credit facility is not secured by the shares of the Series D Preferred.

ITEM 4    PURPOSE OF TRANSACTION

     Interagua's purchase of 10,000 shares of Series D Preferred was made pursuant to a Strategic Relationship Agreement entered into as of October 13, 1998 by and between the Issuer and


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Agbar.  (A copy of the Strategic Relationship Agreement is attached as
Exhibit 3.) Under the terms of the Strategic Relationship Agreement, Agbar had the right to assign its right to acquire shares of Series D Preferred to an affiliate, and it did assign this right to Interagua. Under the terms of the Strategic Relationship Agreement, Agbar has agreed to purchase from the Issuer during the two-year period ending October 31, 2000 up to an additional 15,000 shares of Series D Preferred at a cash purchase price of $1,000 per share, subject to satisfaction of the conditions set forth in the Strategic Relationship Agreement. Agbar also has the right to assign the right to purchase these additional shares of Series D Preferred to any of its affiliates. In connection with Interagua's initial purchase of 10,000 shares of Series D Preferred, the Issuer has agreed to appoint Agbar's designee, Juan Ras, to the Issuer's Board of Directors. Pursuant to the terms of the Strategic Relationship Agreement, the Issuer has agreed to expand its Board of Directors by one member and appoint an additional Agbar designee to the Issuer's Board of Directors within three business days following the date on which Agbar or its affiliates have made a total of $15,000,000 of direct investments in the Issuer.

     Under the terms of the Strategic Relationship Agreement, the Issuer has agreed to assist Agbar in entering the water distribution business in the United States and has granted Agbar certain preemptive, registration and other rights.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     The 10,000 shares of Series D Preferred that Interagua has purchased are initially convertible into 1,112,347 shares of Common Stock. If all shares of Series D Preferred purchased by Interagua were converted, the 1,112,347 shares of Common Stock that Interagua would receive upon conversion would represent 11.9% of the total number of such shares of the Issuer's Common Stock.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Neither Interagua, Agbar nor any of their respective executive officers and directors has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer except those understandings between Agbar and Issuer as set forth in the Strategic Relationship Agreement attached hereto as Exhibit 3.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit 1, Exhibit 2 and Exhibit 3 attached hereto.


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